October 11, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:     Request for Withdrawal of Registration Statement on Form S-3
SCANA Corporation (File No. 333-184244)
South Carolina Electric & Gas Company (File No. 333-184244-01)

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SCANA Corporation (“SCANA”) and South Carolina Electric & Gas Company (“SCE&G” and, together with SCANA, the “Company”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on S-3 (File Nos. 333-184244 (SCANA) and 333-184244-01 (SCE&G)), together with all exhibits thereto, which was initially filed on October 2, 2012 (the “Registration Statement”).

No securities were sold or will be sold under the Registration Statement.

The Company is requesting your consent to withdraw the Registration Statement, because the Registration Statement included incorrect versions of certain exhibits listed on the Exhibit Index and one exhibit listed on the Exhibit Index was inadvertently omitted. After the Company receives your consent, the Company intends to promptly file a new registration statement, together with all exhibits thereto listed on the Exhibit Index.

The Company requests that you consent to this request for withdrawal, finding such withdrawal consistent with the public interest and the protection of investors as contemplated by Rule 477(a) under the Securities Act. We request that you communicate your consent to this request for withdrawal to Mark Sparks via telephone at (803) 217-9257 or via e-mail at msparks@scana.com.

If you have any questions regarding this request, please contact me at (803) 217-6044.

Sincerely,

SCANA CORPORATION
SOUTH CAROLINA ELECRIC & GAS COMPANY

By: /s/ Ronald T. Lindsay
Name: Ronald T. Lindsay
Title: Senior Vice President and General Counsel